[redacted]

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH., D.C.
194 SECTION

SECURI 15049078 ION *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/13

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUINOX DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 HULFISH STREET, SUITE 510
(No. and Street)

PRINCETON (City) NJ (State) 08542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY LLP
(Name – *if individual, state last, first, middle name*)

555 17TH STREET, SUITE 1000 (Address) DENVER (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, MARK H NASSI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUINOX GROUP DISTRIBUTORS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

Notary Public

BRYNNE SHOAF JENSEN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20134051540
MY COMMISSION EXPIRES AUGUST 19, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equinox Group Distributors, LLC

Statement of Financial Condition Report
December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

SIPC-3 2014

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Quarsto Nanly, CCO 1/14/14
Authorized Signature/Title Date

8-039420 FINRA DEC 4/29/1988
EQUINOX GROUP DISTRIBUTORS LLC
47 HULFISH ST STE 510
PRINCETON, NJ 08542

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Member of
Equinox Group Distributors, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Equinox Group Distributors, LLC (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Equinox Group Distributors, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Denver, Colorado
February 27, 2015

Equinox Group Distributors, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	492,486
Prepaid expenses and other assets		94,684
Computer equipment, at cost, less accumulated depreciation of $50,334		27,840
Related party receivable		57,142
Total assets	$	672,152
Liabilities and Member's Equity		
Liabilities		
Accrued liabilities	$	204,067
Accounts payable		6,450
Related party payable		145,978
Total liabilities		356,495
Commitments and Contingencies (Note 5)		
Member's Equity		315,657
Total liabilities and member's equity	$	672,152

See Notes to Statement of Financial Condition

Equinox Group Distributors, LLC

Notes to Statement of Financial Condition

Note 1. Organization

Equinox Group Distributors, LLC is a Delaware limited liability company, originally formed on February 11, 1988. Equinox Group Distributors, LLC (the Company) is a wholly owned subsidiary of Equinox Financial Group, LLC.

The Company conducts business as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's operations consist of marketing mutual funds, trusts and limited partnership interests in public and private commodity pools and investment partnerships for which Equinox Fund Management, LLC (EFM) and Equinox Institutional Asset Management, LP (EIAM), entities affiliated with the Company, through common ownership, serve as the registered investment adviser.

From January 1, 2014 through July 31, 2014 the Company operated under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and accordingly was exempt from the remaining provisions of the Rule. The provisions of Rule 15c3-3 apply to a broker or dealer that promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to customers.

As of August 1, 2014 the Company operates under the provisions of Paragraph (k)(2)(ii) of the SEC (the Customer Protection Rule). The (k)(2)(ii) exemption applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company maintains deposits with financial institutions in amounts that at times may be in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Computer equipment: Computer equipment is recorded at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis, over the five year estimated useful lives of the assets.

Wholesaling fees revenue: The Company records wholesaling fees and related revenue and expenses on a monthly accrual basis. All wholesaling activities are performed for funds which are advised by EFM and EIAM.

Note 2. Summary of Significant Accounting Policies (Continued)

Wholesaling fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions.

Clearing agreement: The Company under Rule 15c-3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts and does not handle any customer transactions.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's member separately accounts for its share of the Company's items of income, deductions, losses and credits. Therefore these financial statements do not include any provision for federal income taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014 management has determined that there are no material uncertain income tax positions. The Company's tax returns are filed as part of Equinox Financial Group's returns, on a consolidated basis. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Concentrations: All of the revenues generated by the Company are related to wholesaling activities performed for funds which EFM and EIAM serve as the registered investment adviser.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through February 27, 2015, noting none.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under SEC Rule 15c3-1(a)(2)(vi), the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. At December 31, 2014, the Company had net capital of $135,991, which was $35,991 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.62 to 1.

Distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

Note 4. Related Party Transactions and Arrangements

The member of the Company also owns a minority interest in The Bornhoft Group Corporation (TBG) which shares office space with the Company. This same member also holds a controlling interest in EFM and EIAM. As of December 31, 2014, the Company had an outstanding receivable due from EIAM of $482, and an outstanding payable due to EFM of $145,978. On October 1, 2014 EFM pulled funds back from the Company to meet cash requirements at the affiliate in the amount of $50,000. This money was subsequently funded back to the Company from EFM on October 7, 2014.

As of December 31, 2014 the Company also had a net outstanding receivable due from EFS (Solon Capital) of $56,660. This balance includes a payment from the Company to fund its portion of the deposit on the lease for the Princeton, New Jersey office. This is considered an interest free loan to EFS (Solon Capital) and will remain on the Company's books for the duration of the lease period.

All wholesaling fee revenue generated by the Company results from the wholesaling activities performed for funds advised by EFM and EIAM. The Company also accounts for certain expenses under an expense sharing agreement with EFM, whereby EFM provides accounting and information technology services to the Company at a shared cost.

Note 5. Commitments and Contingencies

In the normal course of business, the Company's activities of marketing limited partnership interests in commodity pools and investment partnerships expose the Company to off-balance sheet risk. In the event the purchasers of such partnership interests experience losses, claims may be made of the Company for any marketing misinformation.

The Company shares leased office space in Princeton, New Jersey with a related party. The lease is a non-cancelable operating lease and expires in 2018. The Company has entered into an expense sharing agreement with the related party for the use of certain overhead items such as space, utilities, furniture and other administrative services. Under this agreement the Company is responsible for 16.95% of the monthly rental payments to be made in accordance with the lease terms. Rent expense incurred by the Company during the year ended December 31, 2014 was $44,039 and is included in occupancy expense on the Statement of Operations. The Company's obligation for future minimum lease payments, under the above lease will be $44,039 per year through 2017 and $33,030 in 2018.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

McGladrey

Report of Independent Registered Public Accounting Firm

To the Member of
Equinox Group Distributors, LLC
Denver, Colorado

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Equinox Group Distributors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Equinox Group Distributors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) for the period from June 1, 2014 to August 25, 2014 and (k)(2)(ii) for the period from August 26, 2014 to December 31, 2014 (the "exemption provisions") and *(b)* Equinox Group Distributors, LLC stated that Equinox Group Distributors, LLC met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 without exception. Equinox Group Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Equinox Group Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) or (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGladrey LLP

Denver, Colorado
February 27, 2015

Member of the RSM International network of independent accounting, tax and consulting firms.

Equinox Group Distributors, LLC's Exemption Report

Equinox Group Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3 (k)(1) for the period of June 1, 2014 to August 25, 2014 and (k)(2)(ii) for the period from August 26, 2014 to December 31, 2014.

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k)(1) for the period from June 1, 2014 through August 25, 2014 and 17 C.F.R § 240.15c3-3(k)(2)(ii) for the period from August 26, 2014 through December 31, 2014 without exception.

Equinox Group Distributors, LLC
Name of Company

I, Mark H. Nassi,
swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Signature

Title: Financial and Operations Principal

Date of Report: February 27, 2015